

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Shangzhao Hong
Chief Executive Officer
Creative Global Technology Holdings Ltd
Unit 03, 22/F, Westin Centre
26 Hung To Road, Kwun Tong
Kowloon, Hong Kong

> **Re: Creative Global Technology Holdings Ltd**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed March 22, 2024**
> **File No. 333-273329**

Dear Shangzhao Hong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-1 Filed March 22, 2024

Resale Prospectus, page Alt-1

1. We note the reduction of the primary offering from 2,000,000 Ordinary Shares to 1,250,000 Ordinary Shares. We also note that the Resale Prospectus accounts for 3,000,000 Ordinary Shares. As a result, with respect to the resale offering:
    • Revise to delete references to the primary and secondary offerings being conducted "concurrently," as it appears that the resale offering will begin only once your Ordinary Shares are listed and the initial public offering is complete.
    • Disclose any natural persons that control the selling shareholder and any position, office, or other material relationship which the selling shareholder has had with the registrant or any of its predecessors or affiliates within three years prior to the filing of the registration statement. Refer to Item 507 of Regulation S-K.

- Disclose in greater detail the circumstances under which the selling shareholder received the shares covered by the resale offering, as well as how long the selling shareholder has held such shares. Specifically, how long HSZ Holdings Limited held the shares covered by the resale offering prior to transferring the shares to CHSZ Holdings Limited.
- Advise why the resale offering is required to be registered at this time.
- Advise how you determined the number of Ordinary Shares being registered in connection with the resale offering.
- Advise how the selling shareholder was selected to participate in this resale offering and why the selling shareholder who is a greater than 5% shareholder has been excluded from the lock-up.
- Lastly, advise why the resale offering should not be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lan Lou